UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number: 001-31221

Total number of pages: 45

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: November 1, 2017	By:	/S/ KEISUKE YOSHIZAWA
Keisuke Yoshizawa
Managing Director, Investor Relations Department

Information furnished in this form:

1.	Report filed on November 1, 2017 with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Act of Japan

[Translation]

Quarterly Securities Report

(The Second Quarter of the 27th Business Term)

NTT DOCOMO, INC.

[Note]

This document is an English translation of certain items that were disclosed in our Quarterly Securities Report for the six month period ended September 30, 2017, which we filed on November 1, 2017 with the Financial Services Agency of Japan.

The forward-looking statements and projected figures concerning the future performance of NTT DOCOMO, INC. and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT DOCOMO, INC. in light of information currently available to it regarding NTT DOCOMO, INC. and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT DOCOMO, INC. and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in our most recent Annual Securities Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

[Cover]

[Document Filed]	Quarterly Securities Report (“Shihanki Hokokusho”)

[Applicable Law]	Article 24-4-7, Paragraph 1 of the Financial Instruments and Exchange Act of Japan

[Filed to]	Director, Kanto Local Finance Bureau

[Filing Date]	November 1, 2017

[Fiscal Year]	The Second Quarter of the 27th Business Term (From July 1, 2017 to September 30, 2017)

[Company Name]	Kabushiki Kaisha NTT DOCOMO

[Company Name in English]	NTT DOCOMO, INC.

[Title and Name of Representative]	Kazuhiro Yoshizawa, Representative Director, President and Chief Executive Officer

[Address of Head Office]	11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo

[Phone No.]	+81-3-5156-1111

[Contact Person]	Hideki Maeda, Senior Manager, General Affairs Department

[Contact Address]	11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo

[Phone No.]	+81-3-5156-1111

[Contact Person]	Hideki Maeda, Senior Manager, General Affairs Department

[Place Where Available for Public Inspection]	Tokyo Stock Exchange, Inc. (2-1, Nihombashi Kabutocho, Chuo-ku, Tokyo)

* Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations.

Apple, the Apple Logo, Apple Watch, and iPhone are trademarks of Apple Inc., registered in the U. S. and other countries.

The iPhone trademark is used under license from AiPhone Co., Ltd. TM and © 2017 Apple Inc. All rights reserved.

Item 1. Overview of the company

1. Selected Financial Data

U.S. GAAP

		Six Months Ended September 30, 2016		Six Months Ended September 30, 2017		Fiscal year ended March 31, 2017
Operating revenues	Millions of yen	2,288,344 [1,179,674	]	2,300,131 [1,163,435	]	4,584,552
Income before income taxes and equity in net income (losses) of affiliates	Millions of yen	581,164		554,506		949,563
Net income attributable to NTT DOCOMO, INC.	Millions of yen	405,407 [198,553	]	373,911 [183,972	]	652,538
Comprehensive income attributable to NTT DOCOMO, INC.	Millions of yen	369,362		377,880		662,281
NTT DOCOMO, INC. shareholders’ equity	Millions of yen	5,427,836		5,760,300		5,530,629
Total assets	Millions of yen	7,208,360		7,641,723		7,453,074
Basic earnings per share attributable to NTT DOCOMO, INC.	Yen	108.32 [53.21	]	100.93 [49.66	]	175.12
Diluted earnings per share attributable to NTT DOCOMO, INC.	Yen	—		—		—
Equity ratio (Ratio of NTT DOCOMO, INC. Shareholders’ Equity to Total Assets)%		75.3		75.4		74.2
Net cash provided by operating activities	Millions of yen	671,720		762,923		1,312,418
Net cash used in investing activities	Millions of yen	(425,286)		(373,661)		(943,094)
Net cash provided by (used in) financing activities	Millions of yen	(238,331)		(151,426)		(433,097)
Cash and cash equivalents at end of period	Millions of yen	360,211		527,546		289,610

Notes:	(1)	As we prepare quarterly consolidated financial reports, changes in non-consolidated key financial data, among others, are not provided.
	(2)	Operating revenues do not include consumption taxes.
	(3)	Basic earnings per share attributable to NTT DOCOMO, INC. are calculated after subtracting the number of treasury shares from the total number of shares outstanding.
	(4)	Diluted earnings per share attributable to NTT DOCOMO, INC. is not stated because we did not have potentially dilutive common shares that were outstanding during the period.
	(5)	The amounts in brackets for operating revenues, net income attributable to NTT DOCOMO, INC. and basic earnings per share attributable to NTT DOCOMO, INC. indicate their respective amounts for the three months ended September 30, 2016 and 2017.

2. Description of Business

There were no material changes to the business of NTT DOCOMO, INC. or its affiliated companies during the six months ended September 30, 2017. Material changes with respect to affiliated companies during the six months ended September 30, 2017 were as follows:

Equity-method Affiliates

NTT Plala Inc. became an equity-method affiliate of NTT DOCOMO, INC. from the three months ended June 30, 2017 due to our acquisition of its equity shares.

Item 2. Business Overview

1. Risk Factors

No risks, such as unusual changes in consolidated financial condition, results of operations or cash flow conditions, were newly identified during the six months ended September 30, 2017. There was no material change in the risk factors that were described in our Annual Securities Report for the fiscal year ended March  31, 2017.

2. Material Contracts

There were no material contracts relating to our operations that were agreed upon or entered into during the three months ended September 30, 2017.

3. Analysis of Consolidated Financial Condition, Results of Operations, and Cash Flow Conditions

(1) Business Overview

The environment surrounding our business has changed significantly. In Japan’s telecommunications market, competition has intensified due to the government’s pro-competition policy, the rise of low-cost smartphones offered by Mobile Virtual Network Operators (MVNOs) and other factors. In addition, we have seen technical advancements in areas such as artificial intelligence (AI), IoT*1 and drones, as well as an expansion of customer touchpoints by various service providers leveraging loyalty point programs and other means. These changes have brought about both active competition in the telecommunications market and collaboration with new players from other industries, accelerating competition in new markets that transcend the conventional boundaries of the telecommunications business.

Amid these changes in the market environment, in April 2017, we developed and unveiled our Medium-Term Strategy 2020 “Declaration beyond” to realize a richer future with 5G. We have positioned the fiscal year ending March 31, 2018 as a year to “Challenge to Evolve” by taking the first steps towards the delivery of our Medium-Term Strategy 2020, “Declaration beyond.” We will do so by moving forward with the creation and evolution of services, the evolution of our business through “+d” and the reinforcement and evolution of our business foundations.

During the three months ended September 30, 2017, we launched “d enjoy pass,” a service that provides customers with preferential offers for a wide array of life-related services, as well as “d job,” a new smartphone-based job information service. Meanwhile, we also strived to boost the usage and enhance the convenience of “d POINTs” by increasing the number of stores participating in the program. In addition, we deepened our collaboration with Japan Professional Football League (J. League) and organized live music concerts leveraging various cutting-edge video technologies, in an effort to bring our Medium-Term Strategy 2020 “Declaration beyond” to reality.

<Actions for Future Growth>

•

Toward the realization of lifestyle innovation—one of the goals raised in our Medium-Term Strategy 2020 “Declaration beyond,” we developed an “AI Agent*[2] API” (API), and started granting access to it from August 2017. By allowing open access to this API, we will step up our AI-related undertakings by accelerating the “docomo AI Agent Open Partnership Initiative” to promote the co-creation of new services while strengthening the construction of new business models with our partners.

•

In order to realize the experience innovation raised in our Medium-Term Strategy 2020 “Declaration beyond,” in September 2017, we conducted a trial of a “new virtual experience concert*[3]” through which we presented new ways of enjoying live music consisting of new viewing styles that leverage head mount displays, 3D holographic displays and holographic image projection techniques*[4].

•

We forged a collaborative relationship with J. League, with NTT DOCOMO, INC. entering into a top partnership agreement and NTT Group entering into an official technology partnership agreement, respectively, with J. League. From July 2017, based on these partnership agreements, we started taking actions aimed at strengthening the ties between local fans/supporters and J. League/club teams through the realization of experience innovation brought about by the state-of-the-art technologies owned by us and the NTT Group and stepped up use of digital marketing tools.

For the six months ended September 30, 2017, operating revenues increased by ¥11.8 billion from the same period of the previous fiscal year to ¥2,300.1 billion. This was mainly due to an increase in optical-fiber broadband service revenues due to growth in the number of “docomo Hikari” users as well as the recovery of mobile communications services revenues as a result of growth in packet consumption and a decrease in the negative impact of the “Monthly Support” discount program, despite the negative impact from our various billing initiatives implemented for the purpose of enhancing returns to our customers, due mainly to our provision of lower cost services, and a decrease in equipment sales.

Operating expenses increased by ¥48.6 billion from the same period of the previous fiscal year to ¥1,751.4 billion. This was mainly due to an increase in expenses associated with the expansion of “docomo Hikari” revenues, an increase of the sales commissions incurred for agent resellers accompanying strengthened initiatives promoting the sale of smartphones and an increase of depreciation expenses, despite a decrease in cost of equipment sold.

As a result, operating income decreased by ¥36.8 billion from the same period of the previous fiscal year to ¥548.8 billion for the six months ended September 30, 2017.

Income before income taxes and equity in net income (losses) of affiliates was ¥554.5 billion, and net income attributable to NTT DOCOMO, INC. decreased by ¥31.5 billion from the same period of the previous fiscal year to ¥373.9 billion for the six months ended September 30, 2017.

*1:	Abbreviation for Internet of Things. A concept that describes a world in which everything is connected to the Internet, enabling remote control and management of devices, etc.
*2:	An AI solution that enables the delivery of services or operation of various IoT devices by responding accurately to the request of each customer through dialogue. NTT Group’s AI technology “corevo” is used.
*3:	“new experience live music event” was hosted in cooperation with our affiliate, NTT Plala Inc.
*4:	Utilizes 3D holographic stage system, “Eyeliner,” a stage production system that employs specialized film, projection and technical lighting techniques.

Consolidated results of operations for the six months ended September 30, 2016 and 2017 were as follows:

<Results of operations>

	Billions of yen
	Six months ended September 30, 2016	Six months ended September 30, 2017	Increase (Decrease)
Operating revenues	¥2,288.3	¥2,300.1	¥11.8	0.5%
Operating expenses	1,702.7	1,751.4	48.6	2.9

Operating income	585.6	548.8	(36.8)	(6.3)
Other income (expense)	(4.4)	5.7	10.2	—

Income before income taxes and equity in net income (losses) of affiliates	581.2	554.5	(26.7)	(4.6)
Income taxes	178.7	173.4	(5.3)	(3.0)

Income before equity in net income (losses) of affiliates	402.5	381.1	(21.4)	(5.3)
Equity in net income (losses) of affiliates	3.3	(6.0)	(9.4)	—

Net income	405.8	375.1	(30.7)	(7.6)
Less: Net (income) loss attributable to noncontrolling interests	(0.4)	(1.2)	(0.8)	(191.0)

Net income attributable to NTT DOCOMO, INC.	¥405.4	¥373.9	¥(31.5)	(7.8)

EBITDA margin *	35.9%	35.0%	(0.9)point	—

ROE *	7.6%	6.6%	(1.0)point	—

*	“Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” is below.

<EBITDA and EBITDA margin>

	Billions of yen
	Six months ended September 30, 2016	Six months ended September 30, 2017
a.EBITDA	¥820.9	¥806.0

Depreciation and amortization	(220.5)	(240.0)
Loss on sale or disposal of property, plant and equipment	(14.8)	(17.2)

Operating income	585.6	548.8

Other income (expense)	(4.4)	5.7
Income taxes	(178.7)	(173.4)
Equity in net income (losses) of affiliates	3.3	(6.0)
Less: Net (income) loss attributable to noncontrolling interests	(0.4)	(1.2)

b. Net income attributable to NTT DOCOMO, INC.	405.4	373.9

c. Operating revenues	2,288.3	2,300.1

EBITDA margin (=a/c)	35.9%	35.0%
Net income margin (=b/c)	17.7%	16.3%

Note:	EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies.

<ROE>

	Billions of yen
	Six months ended September 30, 2016	Six months ended September 30, 2017
a. Net income attributable to NTT DOCOMO, INC.	¥405.4	¥373.9
b. Shareholders’ equity	5,365.0	5,645.5

ROE(=a/b)	7.6%	6.6%

Note:	Shareholders’ equity = The average of NTT DOCOMO, INC. shareholders’ equity, each as of March 31, 2017 (or 2016) and September 30, 2017 (or 2016).

<Operating revenues>

	Billions of yen
	Six months ended September 30, 2016	Six months ended September 30, 2017	Increase (Decrease)
Telecommunications services	¥1,474.5	¥1,568.8	¥94.3	6.4%
Mobile communications services revenues	1,417.0	1,459.6	42.6	3.0
Voice revenues	435.4	472.6	37.2	8.5
Packet communications revenues	981.6	987.0	5.4	0.6
Optical-fiber broadband service and other telecommunications services revenues	57.5	109.2	51.7	89.9
Equipment sales	380.1	303.5	(76.6)	(20.1)
Other operating revenues	433.7	427.8	(5.9)	(1.4)

Total operating revenues	¥2,288.3	¥2,300.1	¥11.8	0.5%

Note:	Voice revenues include data communications revenues through circuit switching systems.

<Operating expenses>

	Billions of yen
	Six months ended September 30, 2016	Six months ended September 30, 2017	Increase (Decrease)
Personnel expenses	¥145.1	¥144.5	¥(0.7)	(0.5)%
Non-personnel expenses	1,132.1	1,130.8	(1.3)	(0.1)
Depreciation and amortization	220.5	240.0	19.5	8.8
Loss on disposal of property, plant and equipment and intangible assets	24.8	28.5	3.7	15.0
Communication network charges	158.7	187.5	28.8	18.1
Taxes and public dues	21.5	20.1	(1.4)	(6.7)

Total operating expenses	¥1,702.7	¥1,751.4	¥48.6	2.9%

Segment Results

Telecommunications business —

<Results of operations>

	Billions of yen
	Six months ended September 30, 2016	Six months ended September 30, 2017	Increase (Decrease)
Operating revenues from telecommunications business	¥1,856.6	¥1,870.8	¥14.2	0.8%
Operating income (loss) from telecommunications business	524.7	474.4	(50.4)	(9.6)

Operating revenues from telecommunications business for the six months ended September 30, 2017 increased by ¥14.2 billion, or 0.8%, from ¥1,856.6 billion for the same period of the previous fiscal year to ¥1,870.8 billion. This was mainly due to an increase in optical-fiber broadband service revenues due to growth in the number of “docomo Hikari” users as well as the recovery of mobile communications services revenues as a result of growth of packet consumption and a decrease in the negative impact of the “Monthly Support” discount program, despite the negative impact from our various billing initiatives implemented for the purpose of enhancing returns to our customers, due mainly to our provision of lower cost services, and a decrease in equipment sales.

Operating expenses from telecommunications business increased by ¥64.5 billion, or 4.8%, from ¥1,331.9 billion for the same period of the previous fiscal year to ¥1,396.4 billion. This was mainly due to an increase in expenses associated with the expansion of “docomo Hikari” revenues, an increase of the sales commissions incurred for agent resellers accompanying strengthened initiatives promoting the sale of smartphones and an increase of depreciation expenses, despite a decrease in a cost of equipment sold.

Consequently, operating income from telecommunications business was ¥474.4 billion, a decrease of ¥50.4 billion, or 9.6%, from ¥524.7 billion for the same period of the previous fiscal year.

<<Key Topics>>

•

Targeting the increasing number of foreign travelers visiting Japan, in July 2017 we launched a data-only prepaid SIM service for visitors from abroad, “Japan Welcome SIM.” For this service, we lowered the usage fee by utilizing advertisement revenues that we receive by requiring users to view advertisements, and created a business model that provides greater added value to our partners by allowing them to combine “Japan Welcome SIM” with their own proprietary services.

•

In September 2017, we started marketing iPhone 8, iPhone 8 Plus and Apple Watch Series 3. In conjunction with the release of iPhone 8, we launched “Upgrade Support Program Plus,” a program that allows iPhone 8 and other handsets purchasers to easily upgrade to the latest model the next time they switch handsets.

•

In September 2017, we commenced “One Number service,” an optional service that allows users to share the same phone number between their smartphone and accessories such as wearable devices. We also improved the convenience of accessory devices, enabling voice communications or mobile data access via accessory devices even when they are placed apart from the main smartphone.

•

The total number of our smartphone and tablet users grew to 37.09 million as of September 30, 2017, an increase of 3.00 million from September 30, 2016, driven mainly by the brisk sales of handsets covered under the “docomo with” program, which offers savings to customers who use one handset for an extended period of time as well as the continued implementation of our “Senior Smartphone Debut Discount” package.

•

To promote the construction of a network that provides a convenient communication environment, we expanded the coverage of our “PREMIUM 4G” service to 1,554 cities and 86,300 base stations across Japan as of September 30, 2017 and offered Japan’s fastest service, a 788Mbps communication service at maximum downlink rates to start in September 2017 by further improving transmission technology. Toward the goal of further expanding the area coverage of our LTE service, we increased the total number of LTE-enabled base stations to 170,900 stations nationwide as of September 30, 2017.

Number of subscriptions by services and other operating data are as follows:

<Number of subscriptions by services>

	Thousand subscriptions
	September 30, 2016	September 30, 2017	Increase (Decrease)
Mobile telecommunications services	72,943	75,361	2,418	3.3%
Including: “Kake-hodai & Pake-aeru” billing plan	33,416	39,617	6,201	18.6
Mobile telecommunications services (LTE(Xi))	41,281	46,908	5,627	13.6
Mobile telecommunications services (FOMA)	31,662	28,453	(3,209)	(10.1)
“docomo Hikari” optical broadband service	2,530	4,176	1,646	65.0

Note:	Number of subscriptions to Mobile telecommunications services, Mobile telecommunications services (LTE(Xi)) and Mobile telecommunications services (FOMA) includes Communication Module services subscriptions.

<Number of units sold*1>

	Thousand units
	Six months ended September 30, 2016	Six months ended September 30, 2017	Increase (Decrease)
Number of units sold	13,450	12,146	(1,304)	(9.7)%
Mobile telecommunications services (LTE(Xi))
New LTE(Xi) subscription *2	4,829	4,673	(157)	(3.2)
Change of subscription from FOMA	1,221	1,576	355	29.1
LTE(Xi) handset upgrade by LTE(Xi) subscribers	4,450	4,706	256	5.8
Mobile telecommunications services (FOMA)
New FOMA subscription *2	1,696	712	(984)	(58.0)
Change of subscription from LTE(Xi)	39	14	(25)	(65.2)
FOMA handset upgrade by FOMA subscribers	1,215	465	(749)	(61.7)

Churn rate *3	0.58%	0.64%	0.06point	—
Handset churn rate *4	0.45%	0.47%	0.02point	—

*1:	“Number of handsets sold” has been renamed to “Number of units sold” from the three months ended September 30, 2017
*2:	New subscriptions include mobile line subscriptions of MVNOs and Communication Module subscriptions
*3:	“Churn rate” is calculated excluding the subscriptions and cancellations of subscriptions of MVNOs.
*4:	Churn rate in Basic Plans (excluding Data Plans and Device Plus 500), Xi/FOMA Billing Plans and Type Limit Value / Type Limit for smartphones and feature phones etc.

<Trend of ARPU and MOU>

	Yen
	Six months ended September 30, 2016	Six months ended September 30, 2017	Increase (Decrease)
Aggregate ARPU	¥4,380	¥4,650	¥270	6.2%
Voice ARPU	1,240	1,360	120	9.7
Data ARPU	3,140	3,290	150	4.8
Packet ARPU	2,980	2,980	—	—
“docomo Hikari” ARPU	160	310	150	93.8

MOU (minutes)	136	136	—	—

Notes:

1.	Definition of ARPU and MOU

a. ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing telecommunications services revenues (excluding certain revenues) by the number of active users to our wireless services in the relevant periods, as shown below under “ARPU Calculation Method.” We believe that our ARPU figures provide useful information to analyze the average usage per user and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b. MOU (Minutes of Use):

Average monthly communication time per user.

2.	ARPU Calculation Methods

Aggregate ARPU= Voice ARPU + Packet ARPU + “docomo Hikari” ARPU

Data ARPU= Packet ARPU + “docomo Hikari” ARPU

- Voice ARPU	: Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / Number of active users
- Packet ARPU	: Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / Number of active users
-“docomo Hikari” ARPU	: “docomo Hikari” ARPU Related Revenues (basic monthly charges, voice communication changes) /Number of active users

3.	Active Users Calculation Method

Sum of number of active users for each month ((number of users at the end of previous month + number of users at the end of current month) /2) during the relevant period

4.	The number of “users” used to calculate ARPU and MOU is the total number of subscriptions, excluding the subscriptions listed below:
a.	Subscriptions of communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunication services and interconnecting telecommunications facilities that are provided to MVNOs; and
b.	Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for “Xi” or “FOMA” services in his/her name

Revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to MVNOs are not included in the ARPU calculation.

Smart life business —

<Results of operations>

	Billions of yen
	Six months ended September 30, 2016	Six months ended September 30, 2017	Increase (Decrease)
Operating revenues from smart life business	¥250.4	¥230.2	¥(20.2)	(8.1)%
Operating income (loss) from smart life business	37.0	33.5	(3.5)	(9.4)

Operating revenues from smart life business for the six months ended September 30, 2017 were ¥230.2 billion, a decrease of ¥20.2 billion, or 8.1%, from ¥250.4 billion for the same period of the previous fiscal year. This was due mainly to a decrease in revenues from a subsidiary which began recording revenues on a net basis as a result of a change in its business model effective from April 1, 2017. This decrease in revenues was greater than increases in revenues from our finance/payment services and other services.

Operating expenses from smart life business were ¥196.7 billion, a decrease of ¥16.7 billion, or 7.8%, from ¥213.4 billion for the same period of the previous fiscal year. This was due mainly to a decrease in expenses attributable to a subsidiary as a result of the change in its business model described above. This decrease in expense was greater than an increase in expenses associated with various initiatives that we undertook towards future growth.

As a result, operating income from smart life business was ¥33.5 billion, a decrease of ¥3.5 billion, or 9.4%, from ¥37.0 billion for the same period of the previous fiscal year.

<<Key Topics>>

•

We expanded the number of stores where “d POINTs” can be used by adding the “Hananomai” and “Sakanaya-Dojo” restaurant chains (operated by Chimney Co. Ltd.) and the “EARTH” hair salons (operated by EARTH Holdings). We also enabled “d Mobile Payment Plus” to be used on greater number of online services, including “Takashimaya Online Store” (operated by Takashimaya Co. Ltd.) and “J. League Ticket” (operated by PIA Corporation.) As of September 30, 2017, the total number of “d POINT Club” members had grown to 63.24 million, the total number of “d POINT Card users*[1]” had reached 17.08 million and the number of partners participating in the “d POINTs” program was 149.

•

In August 2017, we commenced our “d enjoy pass” service, which provides users with preferential offers in over 50,000 different services encompassing a wide variety of categories including, leisure, spa/beauty care, lifestyle, hotel/accommodation and dining, as well as member events and other opportunities for members to connect with or learn from each other.

•

In September 2017, we launched “d job,” a service that enables users to access job-related information via smartphones and other devices. In addition to general job openings data, the service provides information on jobs that can be done online (for example, answering surveys/questionnaires, cloud sourcing*[2], etc.), proposing new workstyles in order to tackle social issues such as balancing child/family care with work, and the reduction in the working population associated with the declining birth rate.

•

As of September 30, 2017, the total number of “d CARD” subscribers*[3] grew to 18.32 million, an increase of 1.35 million from September 30, 2016, due mainly to initiatives that we undertook such as a campaign for acquiring new subscribers. The total number of “d CARD GOLD” subscribers topped 3 million in September 2017. The total amount of transactions processed through our finance/payment services reached ¥1,486.8 billion for the six months ended September 30, 2017, an increase of ¥255.7 billion from the same period of the previous fiscal year.

*1:	The total number of users who have registered their personal information to accumulate and use “d POINT” at participating stores.
*2:	Outsourcing of certain tasks and operations to external parties primarily through the Internet.
*3:	The total number of subscribers of “dCARD” and “d CARD mini.”

Other businesses —

<Results of operations>

	Billions of yen
	Six months ended September 30, 2016	Six months ended September 30, 2017	Increase (Decrease)
Operating revenues from other businesses	¥193.4	¥215.2	¥21.8	11.3%
Operating income (loss) from other businesses	23.9	40.9	17.0	71.2

Operating revenues from other businesses for the six months ended September 30, 2017 amounted to ¥215.2 billion, an increase of ¥21.8 billion, or 11.3%, from ¥193.4 billion for the same period of the previous fiscal year, driven mainly by an increase in the number of subscriptions to our “Mobile Device Protection Service” and the growth of revenues relating to IoT businesses.

Operating expenses from other businesses were ¥174.3 billion, an increase of ¥4.8 billion, or 2.8%, from ¥169.5 billion for the same period of the previous fiscal year, due mainly to an increase in expenses associated with IoT businesses, despite a decrease in expenses as a result of pursuing further cost efficiency.

Consequently, operating income from other businesses was ¥40.9 billion, an increase of ¥17.0 billion, or 71.2%, from ¥23.9 billion for the same period of the previous fiscal year.

<<Key Topics>>

•

In July 2017, we launched “docomo Smart Parking system” (the system) for parking lot operators. The system brings about a significant reduction in the initial investments required for coin-operated parking space business through the use of IoT devices, etc. We also introduced the “Smart Parking Peasy” application for the drivers who use the system in an effort to boost the utilization of parking lots adopting the system.

•

The total number of subscriptions to “Anshin Pack,” a package that combines “Mobile Device Protection Service” and various other services to ensure worry-free use of smartphones, grew to 18.34 million as of September 30, 2017.

(2) CSR Activities

We aspire to help build a society in which everyone can share in a prosperous life of safety, security and comfort, beyond borders and across generations. We believe it is our corporate social responsibility (CSR) to fulfill the two aspects of (i) “Innovative docomo,” to solve various social issues in the fields of mobility, healthcare and medicine, education and learning, and climate change through the “co-creation of social values,” an initiative that we plan to pursue together with various partners to create new services and businesses, and (ii) “Responsible docomo,” to thoroughly ensure fair, transparent and ethical business operations as a foundation for the creation of such values. Accordingly, we will strive to realize a sustainable society while expanding our own businesses.

In July 2017, we unveiled our CSR Mid-Term Target for 2020, which will serve as a new guideline for our CSR activities. Looking ahead to the year 2020 and beyond, we will take on the challenge to create a richer future in accordance with the clear directions and objectives laid out in our CSR Mid-Term Target for 2020.

In September 2017, we were selected as a component of Dow Jones Sustainability Indices (DJSI), one of the world’s leading indices for ESG investment*1. We were assessed highly for our endeavors for improved network reliability, environmental actions and related reporting activities, our development of a safe and healthy workplace and our human resource development.

The principal CSR actions we undertook in the three months ended September 30, 2017 are summarized below:

<Innovative docomo>

•

Aiming to improve the productivity of agriculture and other primary industries and to solve social issues such as job creation, we commenced a verification trial of a new AI*[2]-based IoT solution in August 2017. This solution, which blends AI-based analytics and provides new decision capabilities (for example, the ability to choose between cultivation techniques or make decisions based on weather conditions), allows even farmers with limited experience to easily detect signs of disease, grasp the status of vegetation growth and predict the optimal harvest time, thereby reducing the burdens of farm work.

<Responsible docomo >

•

In the aftermath of the July 2017 torrential rain that hit northern Kyushu, we worked toward an early restoration of communication services, airlifting our portable base stations to the affected areas with helicopters and renting our satellite mobile phones to support the local governments and other agencies. We also implemented measures to assist disaster victims, including the free-of-charge provision of battery chargers and other equipment and partial waiver of handset repair charges. In addition, we launched a charity site to provide assistance to the people and areas affected by the disaster, and collected donations using “docomo Kouza” accounts and “d POINTs”.

•

Through our “Smartphone and Mobile Phone Safety Classes” we teach participants the rules and manners of using smartphones and mobile phones, as well as to how to respond to troubles that may arise with their use. We held a total of approximately 4,500 sessions with a cumulative participation of approximately 910,000 people in the six months ended September 30, 2017 and a cumulative participation from starting this measure topped 10 million. In addition, in order to effectively promote activities aimed at preventing delinquency and troubles in the cyber space, in collaboration with Tokyo Metropolitan Police Department (MPD), from September 2017, we started hosting a program dubbed “~Minnade manabu~ TOKYO net kyoshitsu”—a joint session of MPD’s cyber class and our “Smartphone and Mobile Phone Safety Class,” at elementary and junior and senior high schools in Tokyo.

•

Under our “Village Social Entrepreneur” initiative, through which we provide assistance to entrepreneurs tackling social issues, we decided to extend support to the following two organizations for the fiscal year ending March 31, 2018: International Medical Co. Ltd., a company supporting the assessment and optimized treatment of anxiety disorders and depression, and Ma-tourism, an organization engaged in activities promoting the continuation of traditional festivals as well as the vitalization of regional areas.

*1:	An investment method that is named after and focuses on the three elements of “Environment,” “Social” and “Governance.”
*2:	NTT Group’s AI technology “corevo” is used.

(3) Trend of Capital Expenditures

<Capital expenditures>

	Billions of yen
	Six months ended September 30, 2016	Six months ended September 30, 2017	Increase (Decrease)
Total capital expenditures	¥246.1	¥267.7	¥21.6	8.8%
Telecommunications business	237.6	255.3	17.7	7.4
Smart life business	5.8	6.5	0.7	12.7
Other businesses	2.6	5.8	3.2	119.4

We pursued more efficient use of capital expenditures and further cost reduction, and expanded the area coverage of our “PREMIUM 4G” service to construct a more convenient mobile telecommunications network. As a result, the total amount of capital expenditures we made increased by 8.8% from the same period of the previous fiscal year to ¥267.7 billion for the six months ended September 30, 2017.

(4) Financial Position

	Billions of yen
	September 30, 2016	September 30, 2017	Increase (Decrease)		(Reference) March 31, 2017
Total assets	¥7,208.4	¥7,641.7	¥433.4	6.0%	¥7,453.1
NTT DOCOMO, INC. shareholders’ equity	5,427.8	5,760.3	332.5	6.1	5,530.6
Liabilities	1,724.9	1,827.1	102.2	5.9	1,869.0
Including: Interest bearing liabilities	222.5	221.7	(0.7)	(0.3)	221.9

Shareholders’ equity ratio (1) (%)	75.3%	75.4%	0.1point	—	74.2%
Debt to Equity ratio (2) (multiple)	0.041	0.038	(0.003)	—	0.040

Notes:	(1) Shareholders’ equity ratio = NTT DOCOMO, INC. shareholders’ equity / Total assets
(2) Debt to Equity ratio = Interest bearing liabilities / NTT DOCOMO, INC. shareholders’ equity

(5) Cash Flow Conditions

	Billions of yen
	Six months ended September 30, 2016	Six months ended September 30, 2017	Increase (Decrease)
Net cash provided by operating activities	¥671.7	¥762.9	¥91.2	13.6%
Net cash used in investing activities	(425.3)	(373.7)	51.6	12.1
Net cash provided by (used in) financing activities	(238.3)	(151.4)	86.9	36.5
Free cash flows (1)	246.4	389.3	142.8	58.0
Changes in investments for cash management purposes	(95.2)	(9.9)	85.3	89.6
Free cash flows excluding changes in investments for cash management purposes (2)	341.6	399.1	57.5	16.8

Notes:	(1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities
	(2)	Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

For the six months ended September 30, 2017, net cash provided by operating activities was ¥762.9 billion, an increase of ¥91.2 billion, or 13.6%, from the same period of the previous fiscal year. This was due mainly to a decrease in cash outflows for the payments of income taxes.

Net cash used in investing activities was ¥373.7 billion, a decrease of ¥51.6 billion, or 12.1%, from the same period of the previous fiscal year. This was due mainly to an increase in cash inflows from proceeds from redemption of short-term bailment for consumption to a related party.

Net cash used in financing activities was ¥151.4 billion, a decrease of ¥86.9 billion, or 36.5%, from the same period of the previous fiscal year. This was due mainly to a decrease in cash outflows for payments to acquire treasury stock, despite an increase in dividends paid.

As a result of the foregoing, the balance of cash and cash equivalents was ¥527.5 billion as of September 30, 2017, an increase of ¥237.9 billion, or 82.2%, from the previous fiscal year end.

(6) Operational and Finance Issues Facing the Corporate Group

There were no material changes in the operational and finance issues facing the corporate group for the six months ended September 30, 2017 and no new additional issues arose during the period.

(7) Research and Development

Our research and development expenses for the six months ended September 30, 2017 were ¥44.6 billion.

Item 3. Information on NTT DOCOMO

1. Information on NTT DOCOMO’s Shares, etc.

(1) Total Number of Shares, etc.

Total Number of Shares

As of September 30, 2017

Class	Total Number of Shares Authorized to be Issued (shares)
Common stock	17,460,000,000

Total	17,460,000,000

Issued Shares

Class	Number of Shares Issued as of September 30, 2017 (shares)	Number of Shares Issued as of the Filing Date (shares) (November 1, 2017)	Stock Exchange on which the Company is Listed	Description
Common Stock	3,899,563,000	3,899,563,000	Tokyo Stock Exchange (The First Section) New York Stock Exchange	The number of shares per one unit of shares is 100 shares

Total	3,899,563,000	3,899,563,000	—	—

(2) Information on the Stock Acquisition Rights, etc.

Not applicable.

(3) Information on Moving Strike Convertible Bonds, etc.

Not applicable.

(4) Information on Shareholder Rights Plans

Not applicable.

(5) Changes in the Total Number of Issued Shares, the Amount of Common Stock, and Other

Date	Changes in the total number of issued shares (shares)	Balance of the total number of issued shares (shares)	Changes in Common Stock (millions of yen)	Balance of Common Stock (millions of yen)	Change in Capital Reserve (millions of yen)	Balance of Capital Reserve (millions of yen)
July 1, 2017 - September 30, 2017	—	3,899,563,000	—	949,679	—	292,385

(6) Major Shareholders

			As of September 30, 2017
Name of Shareholder	Address	Number of Shares Held (shares)	Ownership Percentage to the Total Number of Issued Shares
NIPPON TELEGRAPH AND TELEPHONE CORPORATION	5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo	2,469,084,400	63.32%
THE MASTER TRUST BANK OF JAPAN, LTD. (TRUST ACCOUNT)	11-3, Hamamatsucho 2-chome, Minato-ku, Tokyo	75,571,200	1.94
JAPAN TRUSTEE SERVICES BANK, LTD. (TRUST ACCOUNT)	8-11, Harumi 1-chome, Chuo-ku, Tokyo	69,222,300	1.78
JAPAN TRUSTEE SERVICES BANK, LTD. (TRUST ACCOUNT 5)	8-11, Harumi 1-chome, Chuo-ku, Tokyo	27,430,300	0.70
STATE STREET BANK WEST CLIENT-TREATY 505234	1776 HERITAGE DRIVE, NORTH QUINCY, MA 02171, USA (15-1, Konan 2-chome, Minato-ku, Tokyo)	26,588,265	0.68
JAPAN TRUSTEE SERVICES BANK, LTD. (TRUST ACCOUNT 9)	8-11, Harumi 1-chome, Chuo-ku, Tokyo	23,840,100	0.61
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DR HOLDERS	C/O THE BANK OF NEW YORK MELLON 101 BARCLAYS STREET, 22ND FLOOR WEST, NEW YORK, NY10286 U.S.A. (7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo)	22,570,310	0.58
JP Morgan Securities Japan Co., Ltd.	7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo	22,474,541	0.58
JP MORGAN CHASE BANK 380072	25 BANK STREET, CANARY WHARF, LONDON, E14 5JP, UNITED KINGDOM (15-1, Konan 2-chome, Minato-ku, Tokyo)	22,184,784	0.57
JAPAN TRUSTEE SERVICES BANK, LTD. (TRUST ACCOUNT 7)	8-11, Harumi 1-chome, Chuo-ku, Tokyo	21,794,000	0.56

Total	—	2,780,760,200	71.31

Notes: (1)	Treasury stocks (194,977,467 shares, 5.00% of issued shares) are not included in the above list.

(2)	All shares owned by THE MASTER TRUST BANK OF JAPAN, LTD. (TRUST ACCOUNT), JAPAN TRUSTEE SERVICES BANK, LTD. (TRUST ACCOUNT, TRUST ACCOUNT 5, TRUST ACCOUNT 9, TRUST ACCOUNT 7, respectively) are managed on behalf of trustors and are not owned by the above trustees. Breakdown of these shares are as follows: Investment trust (69,917,400 shares), pension trust (16,493,400 shares), others (131,447,100 shares).
(3)	STATE STREET BANK WEST CLIENT—TREATY 505234 and JP MORGAN CHASE BANK 380072 are listed as major shareholders mainly due to their role as custodian banks for overseas institutional investors.
(4)	THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DR HOLDERS is the registered shareholder of deposited shares for THE BANK OF NEW YORK MELLON, which acts as depository for our ADSs.

(7) Information on Voting Rights

Issued Shares

As of September 30, 2017

Classification	Number of Shares (shares)	Number of Voting Rights	Description
Shares without Voting Rights	—	—	—
Shares with Restricted Voting Rights (treasury stock, etc.)	—	—	—
Shares with Restricted Voting Rights (others)	—	—	—
Shares with Full Voting Rights (treasury stock, etc.)	(Treasury Stock) 194,977,400 shares of common stock	—	—
Shares with Full Voting Rights (others)	3,704,525,300 shares of common stock	37,045,253	—
Shares Representing Less than One Unit	60,300 shares of common stock	—	—
Number of Issued Shares	3,899,563,000 shares of common stock	—	—
Total Number of Voting Rights	—	37,045,253	—

Note:	The total number of shares in “Shares with Full Voting Rights (others)” includes 38,800 shares held in the name of the Japan Securities Depository Center. “Number of Voting Rights” includes 388 voting rights associated with “Shares with Full Voting Rights” held in the name of the Japan Securities Depository Center.

Treasury Stock

				As of September 30, 2017

Name of Shareholder	Address	Number of Shares Held Under Own Name (shares)	Number of Shares Held Under the Names of Others (shares)	Total Shares Held (shares)	Ownership Percentage to the Total Number of Issued Shares
NTT DOCOMO, INC.	11-1, Nagatacho 2-chome, Chiyoda-ku, Tokyo	194,977,400	—	194,977,400	5.00%

Total	—	194,977,400	—	194,977,400	5.00

2. Changes in Directors and Senior Management

The change in directors and audit & supervisory board members during the period from the filing date of the Securities Report for the fiscal year ended March 31, 2017 to the filing date of this Quarterly Securities Report is as follows:

Change in Positions and Responsibilities

Name	Position	New Responsibilities	Former Responsibilities	Effective Date
Hozumi Tamura	Executive Vice President, Member of the Board of Directors	Executive General Manager of Network Department, Responsible for Network	General Manager of Network Department, Responsible for Network	July 1, 2017

Item4. Financial Infomation

Preparation Method of Quarterly Consolidated Financial Statements

The quarterly consolidated financial statements of DOCOMO have been prepared in accordance with accounting terminology, forms and preparation methods required in order to issue American Depositary Shares, and in accordance with U.S. generally accepted accounting principles, pursuant to Article 95 of “Ordinance on the Terminology, Forms, and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No.64, 2007).

Figures in DOCOMO’s quarterly consolidated financial statements have been rounded to the nearest million yen.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

MARCH 31, 2017 and SEPTEMBER 30, 2017

	Millions of yen
	March 31, 2017	September 30, 2017
ASSETS
Current assets:
Cash and cash equivalents	¥289,610	¥527,546
Short-term investments	301,070	310,757
Accounts receivable	239,137	191,012
Receivables held for sale	936,748	888,377
Credit card receivables	347,557	384,051
Other receivables	398,842	395,571
Allowance for doubtful accounts	(19,517)	(20,157)
Inventories	153,388	142,847
Deferred tax assets	81,025	—
Prepaid expenses and other current assets	108,412	119,015

Total current assets	2,836,272	2,939,019

Property, plant and equipment:
Wireless telecommunications equipment	5,084,923	5,120,594
Buildings and structures	906,177	910,603
Tools, furniture and fixtures	441,513	449,560
Land	198,980	199,088
Construction in progress	204,413	224,720
Accumulated depreciation and amortization	(4,295,111)	(4,343,703)

Total property, plant and equipment, net	2,540,895	2,560,862

Non-current investments and other assets:
Investments in affiliates	373,758	382,549
Marketable securities and other investments	198,650	189,711
Intangible assets, net	608,776	597,307
Goodwill	230,971	231,637
Other assets	434,312	424,612
Deferred tax assets	229,440	316,026

Total non-current investments and other assets	2,075,907	2,141,842

Total assets	¥7,453,074	¥7,641,723

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥60,217	¥170,100
Short-term borrowings	1,623	1,628
Accounts payable, trade	853,538	708,589
Accrued payroll	59,187	60,558
Accrued income taxes	105,997	172,551
Other current liabilities	194,494	225,343

Total current liabilities	1,275,056	1,338,769

Long-term liabilities:
Long-term debt (exclusive of current portion)	160,040	50,000
Accrued liabilities for point programs	94,639	86,879
Liability for employees’ retirement benefits	193,985	198,500
Other long-term liabilities	145,266	152,952

Total long-term liabilities	593,930	488,331

Total liabilities	1,868,986	1,827,100

Redeemable noncontrolling interests	22,942	23,239

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	326,621	326,595
Retained earnings	4,656,139	4,881,867
Accumulated other comprehensive income (loss)	24,631	28,600
Treasury stock	(426,442)	(426,442)
Total NTT DOCOMO, INC. shareholders’ equity	5,530,629	5,760,300
Noncontrolling interests	30,517	31,084

Total equity	5,561,146	5,791,384

Commitments and contingencies

Total liabilities and equity	¥7,453,074	¥7,641,723

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

SIX MONTHS ENDED SEPTEMBER 30, 2016 and 2017

Consolidated Statements of Income

	Millions of yen
	Six Months Ended September 30, 2016	Six Months Ended September 30, 2017
Operating revenues:
Telecommunications services	¥1,474,493	¥1,568,774
Equipment sales	380,108	303,520
Other operating revenues	433,743	427,837

Total operating revenues	2,288,344	2,300,131

Operating expenses:
Cost of services (exclusive of items shown separately below)	632,236	656,431
Cost of equipment sold (exclusive of items shown separately below)	364,123	336,420
Depreciation and amortization	220,538	240,023
Selling, general and administrative	485,850	518,481

Total operating expenses	1,702,747	1,751,355

Operating income	585,597	548,776

Other income (expense):
Interest expense	(357)	(135)
Interest income	291	270
Other, net	(4,367)	5,595

Total other income (expense)	(4,433)	5,730

Income before income taxes and equity in net income (losses) of affiliates	581,164	554,506

Income taxes:
Current	129,670	182,774
Deferred	49,025	(9,368)

Total income taxes	178,695	173,406

Income before equity in net income (losses) of affiliates	402,469	381,100

Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	3,340	(6,019)

Net income	405,809	375,081

Less: Net (income) loss attributable to noncontrolling interests	(402)	(1,170)

Net income attributable to NTT DOCOMO, INC.	¥405,407	¥373,911

Per share data
Weighted average common shares outstanding — Basic and Diluted	3,742,803,807	3,704,585,533

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥108.32	¥100.93

Consolidated Statements of Comprehensive Income
	Millions of yen
	Six Months Ended September 30, 2016	Six Months Ended September 30, 2017
Net income	¥405,809	¥375,081
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(5,316)	561
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	(58)	(25)
Foreign currency translation adjustment, net of applicable taxes	(31,736)	2,958
Pension liability adjustment, net of applicable taxes	640	599

Total other comprehensive income (loss)	(36,470)	4,093

Comprehensive income	369,339	379,174

Less: Comprehensive (income) loss attributable to noncontrolling interests	23	(1,294)

Comprehensive income attributable to NTT DOCOMO, INC.	¥369,362	¥377,880

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE MONTHS ENDED SEPTEMBER 30, 2016 and 2017

Consolidated Statements of Income

	Millions of yen
	Three Months Ended September 30, 2016	Three Months Ended September 30, 2017
Operating revenues:
Telecommunications services	¥744,784	¥793,862
Equipment sales	214,355	152,920
Other operating revenues	220,535	216,653

Total operating revenues	1,179,674	1,163,435

Operating expenses:
Cost of services (exclusive of items shown separately below)	327,757	335,211
Cost of equipment sold (exclusive of items shown separately below)	209,146	173,878
Depreciation and amortization	110,823	120,995
Selling, general and administrative	245,642	262,874

Total operating expenses	893,368	892,958

Operating income	286,306	270,477

Other income (expense):
Interest expense	(117)	(38)
Interest income	136	77
Other, net	(453)	2,144

Total other income (expense)	(434)	2,183

Income before income taxes and equity in net income (losses) of affiliates	285,872	272,660

Income taxes:
Current	60,413	97,194
Deferred	28,634	(8,431)

Total income taxes	89,047	88,763

Income before equity in net income (losses) of affiliates	196,825	183,897

Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	2,349	643

Net income	199,174	184,540

Less: Net (income) loss attributable to noncontrolling interests	(621)	(568)

Net income attributable to NTT DOCOMO, INC.	¥198,553	¥183,972

Per share data
Weighted average common shares outstanding — Basic and Diluted	3,731,635,498	3,704,585,533

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥53.21	¥49.66

Consolidated Statements of Comprehensive Income
	Millions of yen
	Three Months Ended September 30, 2016	Three Months Ended September 30, 2017
Net income	¥199,174	¥184,540
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	6,505	(2,234)
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	14	0
Foreign currency translation adjustment, net of applicable taxes	(23,631)	4,217
Pension liability adjustment, net of applicable taxes	499	163

Total other comprehensive income (loss)	(16,613)	2,146

Comprehensive income	182,561	186,686

Less: Comprehensive (income) loss attributable to noncontrolling interests	(401)	(723)

Comprehensive income attributable to NTT DOCOMO, INC.	¥182,160	¥185,963

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX MONTHS ENDED SEPTEMBER 30, 2016 and 2017

	Millions of yen
	Six Months Ended September 30, 2016	Six Months Ended September 30, 2017
Cash flows from operating activities:
Net income	¥405,809	¥375,081
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization	220,538	240,023
Deferred taxes	49,025	(9,368)
Loss on sale or disposal of property, plant and equipment	14,785	17,153
Inventory write-downs	5,916	2,873
Impairment loss on marketable securities and other investments	2,043	452
Equity in net (income) losses of affiliates (including impairment charges of investments in affiliates)	(3,340)	6,019
Dividends from affiliates	8,354	9,980
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	42,588	48,298
(Increase) / decrease in receivables held for sale	12,220	48,371
(Increase) / decrease in credit card receivables	(18,317)	(17,994)
(Increase) / decrease in other receivables	(10,365)	3,239
Increase / (decrease) in allowance for doubtful accounts	2,670	279
(Increase) / decrease in inventories	(3,431)	7,618
(Increase) / decrease in prepaid expenses and other current assets	(19,632)	(8,939)
(Increase) / decrease in non-current receivables held for sale	23,675	22,894
Increase / (decrease) in accounts payable, trade	(40,657)	(92,583)
Increase / (decrease) in accrued income taxes	(41,105)	66,536
Increase / (decrease) in other current liabilities	11,566	32,126
Increase / (decrease) in accrued liabilities for point programs	(6,510)	(7,760)
Increase / (decrease) in liability for employees’ retirement benefits	4,644	4,507
Increase / (decrease) in other long-term liabilities	7,054	8,218
Other, net	4,190	5,900

Net cash provided by operating activities	671,720	762,923

Cash flows from investing activities:
Purchases of property, plant and equipment	(210,559)	(230,206)
Purchases of intangible and other assets	(112,859)	(109,958)
Purchases of non-current investments	(1,306)	(9,993)
Proceeds from sale of non-current investments	3,216	1,258
Purchases of short-term investments	(65,911)	(151,060)
Redemption of short-term investments	10,706	101,195
Short-term bailment for consumption to a related party	(40,000)	(290,000)
Proceeds from redemption of short-term bailment for consumption to a related party	—	330,000
Other, net	(8,573)	(14,897)

Net cash used in investing activities	(425,286)	(373,661)

Cash flows from financing activities:
Proceeds from short-term borrowings	12,543	11,592
Repayment of short-term borrowings	(12,098)	(11,592)
Principal payments under capital lease obligations	(609)	(666)
Payments to acquire treasury stock	(109,182)	—
Dividends paid	(131,558)	(148,222)
Cash distributions to noncontrolling interests	(3,500)	(118)
Other, net	6,073	(2,420)

Net cash provided by (used in) financing activities	(238,331)	(151,426)

Effect of exchange rate changes on cash and cash equivalents	(2,329)	100

Net increase (decrease) in cash and cash equivalents	5,774	237,936
Cash and cash equivalents as of beginning of period	354,437	289,610

Cash and cash equivalents as of end of period	¥360,211	¥527,546

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥662	¥125
Cash paid during the period for:
Interest, net of amount capitalized	203	201
Income taxes	170,722	116,654

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of presentation:

The accompanying quarterly consolidated financial statements of NTT DOCOMO, INC. and its subsidiaries (“DOCOMO”) were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted. Since DOCOMO’s American Depositary Shares were listed on the New York Stock Exchange in March 2002, DOCOMO has prepared its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities and Exchange Commission of the United States of America.

2. Summary of significant accounting and reporting policies:

(a) Adoption of new accounting standards

Balance sheet classification of deferred taxes —

On November 20, 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-17 “Balance Sheet Classification of Deferred Taxes.” Effective April 1, 2017, DOCOMO adopted prospectively ASU 2015-17 “Balance Sheet Classification of Deferred Taxes.” This ASU requires that all deferred tax liabilities and assets be classified as noncurrent on the consolidated balance sheet.

(b) Recently issued accounting standards

Revenue from Contracts with Customers —

On May 28, 2014, FASB issued ASU 2014-09 “Revenue from Contracts with Customers (Topic 606),” which requires an entity to recognize the amount to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective.

The FASB also issued ASU 2016-08 “Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” ASU 2016-10 “Identifying Performance Obligations and Licensing,” ASU 2016-12 “Narrow-Scope Improvements and Practical Expedients,” ASU 2016-20 “Technical Corrections and Improvements to Topic 606,” and ASU 2017-05 “Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets” in March, April, May and December 2016, and February 2017, respectively, to partially amend ASU 2014-09.

On August 12, 2015, the FASB issued ASU 2015-14 “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” and deferred the effective date of the ASU by one year. Consequently, the standard is expected to take effect for DOCOMO on April 1, 2018 and early adoption with original effective date for periods beginning April 1, 2017 is permitted.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

The two permitted transition methods under the new standard are the full retrospective method, or the modified retrospective method. Under the full retrospective method, all periods presented will be updated upon adoption to conform to the new standard and a cumulative adjustment for effects on periods prior to the reporting period will be recorded to retained earnings at the beginning of the initial reporting period. Under the modified retrospective approach, the current reporting period will be updated to conform to the new standard and a cumulative adjustment for effects of applying the new standard to periods prior to the reporting period that includes the date of initial application is recorded to retained earnings as of the date of initial application, and also incremental disclosures related to the amount affected by the application of this new standard are required. DOCOMO has not decided on a transition method and are currently evaluating the impact of the new standard on DOCOMO’s consolidated financial statements and related disclosures. The impact on revenue resulting from the application of the new standard will be subject to assessments that are dependent on many variables, including, but not limited to, the terms, the transaction prices including discounts and the mixture of the goods and services of DOCOMO’s contractual arrangements. While DOCOMO is continuing to assess all potential impacts resulting from the application of the new standard, DOCOMO believes that the most significant impacts may include the following items:

•

The standard requires the recognition of incremental costs of obtaining and direct costs of fulfilling contracts with customers as assets. Accordingly, DOCOMO expects that part of the sales commissions and other charges that have previously been treated as expenses will be recognized as additional assets, which will be amortized over the estimated average period of the subscription for each service.

•

The standard requires that if customers are granted by an entity the option to acquire additional goods or services at a discount by a contract agreed between the customer and the entity, the entity shall identify this option as a separate performance obligation upon granting such option as a part of the consideration of the transaction being recognized as contract liabilities, and recognize revenue when the additional good or service is transferred at a discount to the customer or when such option expires. Accordingly, DOCOMO expects that in relation to “docomo POINTs” and “d POINTs” which have traditionally been recorded as accrued liabilities, DOCOMO will recognize a part of the considerations for the transaction of mobile communications and other services as contract liabilities at the time when the points are granted, and recognize revenue when the points are used for the additional good or service at a discount or when the points expire.

DOCOMO has established a team to implement the introduction of the new standard. DOCOMO is in the process of implementing changes to DOCOMO’s systems and setting up reporting processes and internal controls for the adoption of the new revenue recognition standard.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Recognition and Measurement of Financial Assets and Financial Liabilities —

On January 5, 2016, the FASB issued ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities,” which makes targeted improvements to the accounting for, and presentation and disclosure of, financial instruments. ASU 2016-01 requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income. ASU 2016-01 does not affect the accounting for investments that would otherwise be consolidated or accounted for under the equity method. The new standard also affects the recognition of changes in fair value of financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. The new standard is effective for DOCOMO on April 1, 2018. DOCOMO is currently evaluating the effect of adopting the ASU.

Lease —

On February 25, 2016, the FASB issued ASU 2016-02 “Lease,” which requires all lessees to recognize the right-of-use asset and lease liability, principally. The new standard is effective for DOCOMO on April 1, 2019. DOCOMO is currently evaluating the effect of adopting the ASU.

Simplifying the Test for Goodwill Impairment —

On January 26, 2017, the FASB issued ASU 2017-04 “Simplifying the Test for Goodwill Impairment,” which eliminates Step 2 from the goodwill impairment test. Instead, the amendments in this update require that an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and an entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The amendments in this update are effective for DOCOMO on April 1, 2020. Early adoption of the standard for goodwill impairment tests with measurement dates after January 1, 2017 would also be permitted. DOCOMO is currently evaluating the effect of adopting the ASU.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

3. Equity:

(a) Dividends

The Companies Act of Japan (the “Companies Act”) provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the Board of Directors, if the articles of incorporation provide for such interim cash dividends and (iii) an amount equal to 10% of the decrease in retained earnings, as a result of a dividend payment, shall be contributed to a legal reserve that can be funded up to an amount equal to 25% of capital stock. The legal reserve is available for distribution upon approval of the shareholders. In accordance with (ii) above, a provision in NTT DOCOMO, INC.’s articles of incorporation stipulates that NTT DOCOMO, INC. may, pursuant to a resolution of the Board of Directors, pay interim dividends with a record date as of September 30th of the relevant year.

In the general meeting of shareholders held on June 20, 2017, the shareholders approved cash dividends of ¥148,183 million or ¥40 per share, payable to shareholders of record as of March 31, 2017, which were declared by the Board of Directors on April 27, 2017. The source of such dividends was “Retained earnings.” NTT DOCOMO, INC. started paying the dividends on June 21, 2017.

On October 26 2017, the Board of Directors declared interim cash dividends of ¥185,229 million or ¥50 per share, payable to shareholders of record as of September 30, 2017. The source of such dividends will be “Retained earnings.” NTT DOCOMO, INC. plans to start paying the interim cash dividends on November 21, 2017.

(b) Issued shares and treasury stock

With regard to the acquisition of treasury stock, the Companies Act provides that (i) it can be executed according to a resolution of the general meeting of shareholders, and (ii) the acquisition of treasury stock through open market transactions can be done according to a resolution of the Board of Directors, if the articles of incorporation contain such a provision. In accordance with (ii) above, a provision in NTT DOCOMO, INC.’s articles of incorporation stipulates that NTT DOCOMO, INC. may repurchase treasury stock through open market transactions, by a resolution of the Board of Directors, for the purpose of improving capital efficiency and implementing flexible capital policies in accordance with the business environment.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

The changes in the number of issued shares and treasury stock were as follows. NTT DOCOMO, INC. has not issued shares other than shares of its common stock.

	Number of issued shares	Number of treasury stock
As of March 31, 2016	3,958,543,000	197,926,250

Acquisition of treasury stock based on the resolution of the Board of Directors	—	40,361,000
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	100
As of September 30, 2016	3,958,543,000	238,287,350

Acquisition of treasury stock based on the resolution of the Board of Directors	—	15,670,000
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	117
Retirement of treasury stock	(58,980,000)	(58,980,000)

As of March 31, 2017	3,899,563,000	194,977,467

As of September 30, 2017	3,899,563,000	194,977,467

On April 28, 2016, the Board of Directors resolved that NTT DOCOMO, INC. may acquire up to 99,132,938 outstanding shares of its common stock by way of the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (“ToSTNeT-3”) and market purchases in accordance with the discretionary dealing contract, at an amount in total not exceeding ¥192,514 million from May 2, 2016 through December 31, 2016.

Based on this resolution, NTT DOCOMO, INC. repurchased 9,021,000 shares of its common stock at ¥24,433 million using the ToSTNeT-3 on May 18, 2016, and also repurchased 47,010,000 shares of its common stock for a total purchase price of ¥125,174 million by way of market purchases in accordance with the discretionary dealing contract as of December 31, 2016.

NTT DOCOMO, INC. also carried out compulsory acquisition of less-than-one-unit shares upon request for the fiscal year ended March 31, 2017.

On March 24, 2017, the Board of Directors resolved that NTT DOCOMO, INC. would retire 58,980,000 shares held as treasury stock on March 31, 2017 and the share retirement on March 31, 2017 resulted in decreases of “Retained earnings” by ¥128,997 million.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

The aggregate number and price of shares repurchased for the six months ended September 30, 2016 and 2017 were as follows:

	Share/Millions of yen
	Six months ended September 30, 2016	Six months ended September 30, 2017
Aggregate number of shares repurchased	40,361,100	—
Aggregate price of shares repurchased	¥109,182	¥—

The aggregate number and price of shares repurchased for the three months ended September 30, 2016 and 2017 were as follows:

	Share/Millions of yen
	Three months ended September 30, 2016	Three months ended September 30, 2017
Aggregate number of shares repurchased	20,272,500	—
Aggregate price of shares repurchased	¥54,540	¥—

On October 26, 2017, the Board of Directors resolved that NTT DOCOMO, INC. may repurchase up to 120 million outstanding shares of its common stock for an amount in total not exceeding ¥ 300,000 million during the period from October 27, 2017 through March 31, 2018.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(c) Accumulated other comprehensive income (loss)

Changes in accumulated other comprehensive income (loss) —

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the six months ended September 30, 2016 and 2017 were as follows:

	Millions of yen
	Six months ended September 30, 2016
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of March 31, 2016	¥61,624	¥(218)	¥6,281	¥(52,799)	¥14,888

Other comprehensive income (loss) before reclassifications	(4,332)	(82)	(31,813)	(531)	(36,758)
Amounts reclassified from accumulated other comprehensive income (loss)	(984)	24	77	1,171	288

Other comprehensive income (loss)	(5,316)	(58)	(31,736)	640	(36,470)

Less: other comprehensive (income) loss attributable to noncontrolling interests	5	—	420	—	425

Balance as of September 30, 2016	¥56,313	¥(276)	¥(25,035)	¥(52,159)	¥(21,157)

	Millions of yen
	Six months ended September 30, 2017
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of March 31, 2017	¥73,363	¥(133)	¥(6,509)	¥(42,090)	¥24,631

Other comprehensive income (loss) before reclassifications	395	(2)	(7,363)	(344)	(7,314)
Amounts reclassified from accumulated other comprehensive income (loss)	166	(23)	10,321	943	11,407

Other comprehensive income (loss)	561	(25)	2,958	599	4,093

Less: other comprehensive (income) loss attributable to noncontrolling interests	(141)	—	17	—	(124)

Balance as of September 30, 2017	¥73,783	¥(158)	¥(3,534)	¥(41,491)	¥(28,600)

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the three months ended September 30, 2016 and 2017 were as follows:

	Millions of yen
	Three months ended September 30, 2016
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of June 30, 2016	¥49,806	¥(290)	¥(1,622)	¥(52,658)	¥(4,764)

Other comprehensive income (loss) before reclassifications	6,506	1	(23,708)	(88)	(17,289)
Amounts reclassified from accumulated other comprehensive income (loss)	(1)	13	77	587	676

Other comprehensive income (loss)	6,505	14	(23,631)	499	(16,613)

Less: other comprehensive (income) loss attributable to noncontrolling interests	2	—	218	—	220

Balance as of September 30, 2016	¥56,313	¥(276)	¥(25,035)	¥(52,159)	¥(21,157)

	Millions of yen
	Three months ended September 30, 2017
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of June 30, 2017	¥76,157	¥(158)	¥(7,736)	¥(41,654)	¥26,609

Other comprehensive income (loss) before reclassifications	(2,234)	34	1,160	(307)	(1,347)
Amounts reclassified from accumulated other comprehensive income (loss)	—	(34)	3,057	470	3,493

Other comprehensive income (loss)	(2,234)	0	4,217	163	2,146

Less: other comprehensive (income) loss attributable to noncontrolling interests	(140)	—	(15)	—	(155)

Balance as of September 30, 2017	¥73,783	¥(158)	¥(3,534)	¥(41,491)	¥28,600

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Reclassifications out of accumulated other comprehensive income (loss) to net income —

Amounts reclassified out of accumulated other comprehensive income (loss) to net income and affected line items in the consolidated statements of income for the six months ended September 30, 2016 and 2017 were as follows:

	Millions of yen
	Amounts reclassified out of accumulated other comprehensive income (loss) (*1)
	Six months ended September 30, 2016	Six months ended September 30, 2017	Affected line items in the consolidated statements of income
Unrealized holding gains (losses) on available-for-sale securities	¥1,373	¥(237)	“Other, net” of “Other income (expense)”
	62	—	“Equity in net income (losses) of affiliates”

	1,435	(237)	Pre-tax amount
	(451)	71	Tax benefit (expense)

	984	(166)	Net-of-tax amount

Unrealized gains (losses) on cash flow hedges	(35)	33	“Equity in net income (losses) of affiliates”

	(35)	33	Pre-tax amount
	11	(10)	Tax benefit (expense)

	(24)	23	Net-of-tax amount

Foreign currency translation adjustment	(111)	(15,383)	“Equity in net income (losses) of affiliates”

	(111)	(15,383)	Pre-tax amount
	34	5,062	Tax benefit (expense)

	(77)	(10,321)	Net-of-tax amount

Pension liability adjustment	(1,707)	(1,375)	(*2)

	(1,707)	(1,375)	Pre-tax amount
	536	432	Tax benefit (expense)

	(1,171)	(943)	Net-of-tax amount

Total reclassified amounts	¥(288)	¥(11,407)	Net-of-tax amount

(*1)	Amounts in parentheses indicate decreased effects on net income.
(*2)	Amounts reclassified out of pension liability adjustment are included in the computation of net periodic pension cost.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Amounts reclassified out of accumulated other comprehensive income (loss) to net income and affected line items in the consolidated statements of income for the three months ended September 30, 2016 and 2017 were as follows:

	Millions of yen
	Amounts reclassified out of accumulated other comprehensive income (loss) (*1)
	Three months ended September 30, 2016	Three months ended September 30, 2017	Affected line items in the consolidated statements of income
Unrealized holding gains (losses) on available-for-sale securities	¥1	¥—	“Equity in net income (losses) of affiliates”

	1	—	Pre-tax amount

	(0)	—	Tax benefit (expense)

	1	—	Net-of-tax amount

Unrealized gains (losses) on cash flow hedges	(19)	50	“Equity in net income (losses) of affiliates”

	(19)	50	Pre-tax amount
	6	(16)	Tax benefit (expense)

	(13)	34	Net-of-tax amount

Foreign currency translation adjustment	—	—	“Other, net” of “Other income (expense)”
	(111)	(4,456)	“Equity in net income (losses) of affiliates”

	(111)	(4,456)	Pre-tax amount
	34	1,399	Tax benefit (expense)

	(77)	(3,057)	Net-of-tax amount

Pension liability adjustment	(855)	(685)	(*2)

	(855)	(685)	Pre-tax amount
	268	215	Tax benefit (expense)

	(587)	(470)	Net-of-tax amount

Total reclassified amounts	¥(676)	¥(3,493)	Net-of-tax amount

(*1)	Amounts in parentheses indicate decreased effects on net income.
(*2)	Amounts reclassified out of pension liability adjustment are included in the computation of net periodic pension cost.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

4. Segment information:

DOCOMO’s chief operating decision maker (the “CODM”) is its Board of Directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information provided by DOCOMO’s internal management reports.

DOCOMO has three operating segments, which consist of telecommunications business, smart life business and other businesses.

The telecommunications business includes mobile phone services (LTE(Xi) services and FOMA services), optical-fiber broadband services, satellite mobile communications services, international services and the equipment sales related to these services. The smart life business includes video and music distribution, electronic books and other services offered through DOCOMO’s “dmarket” portal, as well as finance/payment services, shopping services and various other services to support our customers’ daily lives. The other businesses primarily include “Mobile Device Protection Service,” as well as the development, sales and maintenance of IT systems.

Accounting policies used to determine segment operating revenues and operating income (loss) are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP.

Segment operating revenues:

	Millions of yen
	Six months ended September 30, 2016	Six months ended September 30, 2017
Telecommunications business-
External customers	¥1,856,239	¥1,870,119
Intersegment	384	657

Subtotal	1,856,623	1,870,776
Smart life business-
External customers	243,488	221,605
Intersegment	6,880	8,592

Subtotal	250,368	230,197
Other businesses-
External customers	188,617	208,407
Intersegment	4,788	6,770

Subtotal	193,405	215,177

Segment total	2,300,396	2,316,150
Elimination	(12,052)	(16,019)

Consolidated	¥2,288,344	¥2,300,131

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

	Millions of yen
	Three months ended September 30, 2016	Three months ended September 30, 2017
Telecommunications business-
External customers	¥961,580	¥946,085
Intersegment	119	375

Subtotal	961,699	946,460
Smart life business-
External customers	121,327	112,245
Intersegment	3,792	4,413

Subtotal	125,119	116,658
Other businesses-
External customers	96,767	105,105
Intersegment	1,827	3,511

Subtotal	98,594	108,616

Segment total	1,185,412	1,171,734
Elimination	(5,738)	(8,299)

Consolidated	¥1,179,674	¥1,163,435

Segment operating income (loss):
	Millions of yen
	Six months ended September 30, 2016	Six months ended September 30, 2017
Telecommunications business	¥524,737	¥474,384
Smart life business	36,975	33,491
Other businesses	23,885	40,901

Consolidated	¥585,597	¥548,776

	Millions of yen
	Three months ended September 30, 2016	Three months ended September 30, 2017
Telecommunications business	¥254,327	¥232,966
Smart life business	19,772	16,825
Other businesses	12,207	20,686

Consolidated	¥286,306	¥270,477

Segment operating income (loss) is segment operating revenues less segment operating expenses.

DOCOMO does not disclose geographical information because the amounts of operating revenues generated outside Japan are immaterial.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

5. Contingencies:

(a) Litigation

DOCOMO is involved in litigation and claims arising in the ordinary course of business. DOCOMO believes that none of the litigation or claims outstanding, pending or threatened against DOCOMO would have a materially adverse effect on DOCOMO’s results of operations, financial position or cash flows.

(b) Guarantees

DOCOMO enters into agreements in the normal course of business that provide guarantees for counterparties. These counterparties include subscribers, related parties, foreign wireless telecommunications service providers and other business partners.

DOCOMO provides subscribers with guarantees for product defects of cellular phone handsets sold by DOCOMO, but DOCOMO is provided with similar guarantees by the handset vendors and no liabilities were recognized for these guarantees.

Though the guarantees or indemnifications provided in transactions other than those with the subscribers are different in each contract, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DOCOMO could be claimed for is not specified in almost all of the contracts. Historically, DOCOMO has not made any significant guarantee or indemnification payments under such agreements. DOCOMO estimates the fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities were recognized for these obligations.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

6. Fair value measurements:

Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value according to observability. The inputs are described as follows:

Level 1—quoted prices in active markets for identical assets or liabilities

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability

Level 3—unobservable inputs for the asset or liability

DOCOMO also distinguishes assets and liabilities measured at fair value every period on a recurring basis from those measured on a nonrecurring basis in certain circumstances.

(a) Assets and liabilities measured at fair value on a recurring basis

DOCOMO’s assets and liabilities measured at fair value on a recurring basis include available-for-sale securities and derivatives.

DOCOMO’s assets and liabilities that were measured at fair value on a recurring basis at March 31, 2017 and September 30, 2017 were as follows:

	Millions of yen
	March 31, 2017
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥83,974	¥83,974	¥—	¥—
Equity securities (foreign)	95,680	95,680	—	—
Debt securities (foreign)	5	5	—	—

Total available-for-sale securities	179,659	179,659	—	—

Derivatives
Foreign exchange forward contracts	0	—	0	—

Total derivatives	0	—	0	—

Total	¥179,659	¥179,659	¥0	¥—

Liabilities:
Derivatives
Foreign currency option contracts	¥1,336	¥—	¥1,336	¥—
Foreign exchange forward contracts	11	—	11	—

Total derivatives	1,347	—	1,347	—

Total	¥1,347	¥—	¥1,347	¥—

There were no transfers between Level 1 and Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

	Millions of yen
	September 30, 2017
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥82,665	¥82,665	¥—	¥—
Equity securities (foreign)	86,606	86,606	—	—
Debt securities (foreign)	5	5	—	—

Total available-for-sale securities	169,276	169,276	—	—

Derivatives
Foreign exchange forward contracts	0	—	0	—

Total derivatives	0	—	0	—

Total	¥169,276	¥169,276	¥0	¥—

Liabilities:
Derivatives
Foreign currency option contracts	¥836	¥—	¥836	¥—
Foreign exchange forward contracts	1	—	1	—

Total derivatives	837	—	837	—

Total	¥837	¥—	¥837	¥—

There were no transfers between Level 1 and Level 2.

Available-for-sale securities

Available-for-sale securities include marketable equity securities and debt securities, which are valued using quoted prices in active markets for identical assets. Therefore, these securities are classified as Level 1.

Derivatives

Derivative instruments are foreign currency option contracts and foreign exchange forward contracts, which are valued based on observable market data. Therefore, these derivatives are classified as Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(b) Assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis in certain circumstances.

DOCOMO may be required to measure fair value of receivables held for sale, long-lived assets, equity securities whose fair values are not readily determinable, and other assets or liabilities on a nonrecurring basis.

DOCOMO’s assets that were measured at fair value on a nonrecurring basis for the six months ended September 30, 2016 and 2017 were as follows:

	Millions of yen
	Six months ended September 30, 2016
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥646,101	¥—	¥646,101	¥—	¥(7,053)

	Millions of yen
	Six months ended September 30, 2017
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥605,124	¥—	¥605,124	¥—	¥(4,278)

DOCOMO’s assets that were measured at fair value on a nonrecurring basis for the three months ended September 30, 2016 and 2017 were as follows:

	Millions of yen
	Three months ended September 30, 2016
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥500,890	¥—	¥500,890	¥—	¥(6,278)

	Millions of yen
	Three months ended September 30, 2017
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥482,122	¥—	¥482,122	¥—	¥(4,193)

Receivables held for sale

Receivables held for sale are measured at the lower of cost or fair value.

Receivables held for sale are classified as Level 2. DOCOMO measures the fair value of the receivables held for sale by discounting, at LIBOR-based discount rates, estimated future cash flows while taking into account factors such as default probabilities and loss severity of similar trade receivables.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

7. Subsequent event:

Resolution of share repurchase up to prescribed maximum limit —

On October 26, 2017, the Board of Directors resolved that NTT DOCOMO, INC. may repurchase outstanding shares of its common stock. Related information is disclosed in “Note 3 Equity.”

Tata Teleservices Limited —

Tata Teleservices Limited (“TTSL”) is a telecommunication operator in India and a privately held company.

As of September 30 2017, DOCOMO held approximately 21.6% of the outstanding common shares of TTSL and accounted for the investment under the equity method.

Under the shareholders agreement (the “Agreement”) entered into among TTSL, Tata Sons Limited (“Tata Sons”) and DOCOMO when DOCOMO entered into a business alliance with TTSL in March 2009, DOCOMO shall have certain shareholder rights, including the right to require Tata Sons to find a suitable buyer for DOCOMO’s entire stake (1,248,974,378 shares, or approximately 26.5% of outstanding shares) in TTSL for 50% of the DOCOMO’s acquisition price, which amounts to 72.5 billion Indian rupees (or ¥127.6 billion*1), or at fair value, whichever is higher, in the event that TTSL fails to achieve certain specified performance targets by March 31, 2014. The right became exercisable on May 30, 2014, and DOCOMO exercised the right on July 7, 2014.

The obligation of Tata Sons under the Agreement was not fulfilled, although DOCOMO repeatedly held discussions with Tata Sons regarding the sale of DOCOMO’s entire stake in TTSL pursuant to the Agreement. Accordingly, DOCOMO submitted a request for arbitration to the London Court of International Arbitration (“LCIA”) on January 3, 2015.

DOCOMO received a binding arbitration award from the LCIA on June 23, 2016. The award ordered that Tata Sons pay damages to DOCOMO in the amount of approximately $1,172 million (or ¥132.6 billion*2) for Tata Sons’ breach of the Agreement, upon DOCOMO’s tender of its entire stake in TTSL to Tata Sons or its designee.

On July 8, 2016, DOCOMO submitted an application to the High Court in India (“the Court”) requesting enforcement of the LCIA Award in India. On February 25, 2017, DOCOMO and Tata Sons submitted a joint application to the Court requesting that the Court declare the LCIA Award enforceable in India. On April 28, 2017, the Court delivered a court decision approving the joint application.

On October 31, 2017, DOCOMO received ¥144.9 billion*3 from Tata Sons as payment of the arbitration award amount in accordance with the Court decision regarding DOCOMO’s stake in TTSL. As a result of this transaction, DOCOMO expects to include the award amount of ¥144.9 billion in other income on the consolidated financial statements for the three month period ending December 31, 2017.

Concurrent with the receipt of the above award amount, all shares in TTSL held by DOCOMO have been transferred to Tata Sons and companies designated by Tata Sons. Upon the transfer of DOCOMO’s shares in TTSL, DOCOMO no longer accounts for investments in TTSL under the equity method. As a result, DOCOMO expects to include a loss on transfer of investments in affiliates of ¥29.8 billion, equal to the reclassification adjustments of foreign currency translation adjustments, in other expense on its consolidated financial statements for the three month period ending December 31, 2017.

*1	1 rupee = ¥1.76 as of October 31, 2017
*2	$1 = ¥113.16 as of October 31, 2017
*3	The amount received included interest earned and other costs awarded.